

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

April 5, 2012

<u>Via E-mail</u>
Steve Rogai
Chief Executive Officer
As Seen On TV, Inc.
14044 Icot Boulevard
Clearwater, FL 33760

> **Re: As Seen On TV, Inc.
>   Amendment No. 6 to Registration Statement on Form S-1
>   Filed March 23, 2012
>   File No. 333-170778**

Dear Mr. Rogai:

        We have reviewed your responses to the comments in our letter dated March 14, 2012 and have the following additional comments. All page numbers below correspond to the marked version of your filing.

<u>Organization, page 2</u>

1. To the extent that you have completed the transaction with Seen On TV, LLC, please revise the disclosure on page 2 and throughout accordingly.

<u>Risk Factors, page 8</u>

<u>"As Seen On TV" and "Seen on TV" are not Subject to Trademark Protection, page 9</u>

2. We note your response to our prior comment 2. Please further revise the risk factor to clarify that you are not affiliated with any of the "As Seen on TV" or "Seen on TV" retail stores.

<u>Our Business Would be Harmed if Manufacturers, page 11</u>

3. We note that the sales of the Living Pure space heaters accounted for 71% and 55% of your total revenues for the three and nine months periods ended December 31, 2011. Please revise to name your supplier for Living Pure heaters, if you have been relying on a sole supplier.

Directors, page 31

4. We note your response to our prior comment 6. Please revise the reference to the independence standard you used. It is not clear to us what you are referring to when you refer to "Section 10A-3" of the General Rules and Regulations of the Securities Exchange Act of 1934.

Exhibits, page II-7

5. We note your response to our prior comment 11. It appears you have an existing contract with Presser Direct and that it may be performed "in whole or in part at or after the filing of the registration statement." Given that you plan to have Presser Direct supply heaters to you for the upcoming season, and given that heater sales are material to your operations, please revise to file your Purchasing and Marketing Agreement with Presser Direct as an exhibit to your next amendment. Refer to Item 601(b)(10) of Regulation S-K.

You may contact Effie Simpson at (202) 551-3346 or Jean Yu at (202) 551-3306 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Brian Pearlman, Esq.
Quintairos, Prieto, Wood & Boyer, PA